UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: October 1, 2024

Commission file number 1-12874

TEEKAY CORPORATION LTD.

(Exact name of Registrant as specified in its charter)

2nd Floor, Swan Building,

26 Victoria Street,

Hamilton, HM 12, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE SEC) ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-281337) FILED WITH THE SEC ON AUGUST 7, 2024; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-282378) FILED WITH THE SEC ON SEPTEMBER 27, 2024.

On October 1, 2024, Teekay Corporation (Teekay (Marshall Islands)) was domesticated from the Republic of the Marshall Islands and continued as a Bermuda exempted company (the Company, or Teekay (Bermuda)), subject to the Companies Act 1981 of Bermuda (the Bermuda Companies Act) and other laws of Bermuda, and changed its name from “Teekay Corporation” to “Teekay Corporation Ltd.” (collectively, such transaction, the Redomiciliation).

Upon effectiveness of the Redomiciliation, all of the shares of Teekay (Marshall Islands) common stock, par value $0.001 per share (Common Stock), and preferred stock, par value $1.00 per share, automatically converted by operation of law into common shares, par value $0.001 per share (Common Shares), and preferred shares, par value $1.00 per share, respectively, of Teekay (Bermuda) on a one-for-one basis. The Common Shares of Teekay (Bermuda) are listed on the New York Stock Exchange (NYSE) under the same ticker symbol, “TK,” under which the shares of Teekay (Marshall Islands) Common Stock were previously traded.

A Special Meeting of Shareholders (the Special Meeting) was held on September 24, 2024 to consider and vote upon (i) a proposal (the Constitutive Documents Proposal) to adopt, upon the Redomiciliation taking effect by issuance of the certificate of continuance by the Registrar of Companies in Bermuda, the memorandum of continuance (the Memorandum of Continuance) and the bye-laws (the Bye-laws), in each case governed by the laws of Bermuda, in place of Teekay (Marshall Islands)’s Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws and (ii) a proposal to adjourn the Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the Constitutive Documents Proposal.

The Company’s shareholders approved the Constitutive Documents Proposal at the Special Meeting. The results of the vote on the Constitutive Documents Proposal were as follows:

Shareholder	Votes For	Votes Against	Votes Withheld
Beneficial	69,264,953	188,280	16,729
Registered	92,411	3	Nil

Total	69,357,364	188,283	16,729

Because there were sufficient votes to approve the Constitutive Documents Proposal, as set forth above, the vote to adjourn the Special Meeting was not necessary.

Copies of the Company’s Memorandum of Continuance and Bye-laws are attached as Exhibit 3.1 and Exhibit 3.2, respectively, to this Report. The opinion of Conyers Dill & Pearman Limited regarding the validity of the Company’s Common Shares is attached as Exhibit 5.1 to this Report.

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit
3.1	Memorandum of Continuance of Teekay Corporation Ltd.
3.2	Bye-laws of Teekay Corporation Ltd.
5.1	Opinion of Conyers Dill & Pearman Limited LLP, Bermuda special counsel to Teekay Corporation Ltd.
23.1	Consent of Conyers Dill & Pearman Limited LLP (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: October 1, 2024	By:	/s/ Frans Lotz
Frans Lotz
General Counsel, Secretary and Privacy Officer